UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

11 November 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

This report on Form 6-K contains the following:

1.	Telecom Confirms November 30 Demerger Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 11 November 2011	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

MEDIA RELEASE

11 November, 2011

Telecom Confirms November 30 Demerger Date

Telecom has today confirmed receipt of the Final Court Orders from the High Court, which allows the demerger of Chorus to proceed as planned, on 30 November 2011.

Telecom will demerge its Chorus local fixed line infrastructure business, to enable it to participate in the Government’s Ultra-fast Broadband initiative.

“Receipt of the court orders was the final box to be ticked in the demerger process,” said Paul Reynolds, Telecom CEO. “I can now confirm that Telecom will complete this extremely complex transaction, which has been delivered in a very tight timeframe, on schedule.”

Chorus shares will be distributed to eligible Telecom Shareholders at a ratio of one Chorus share for every five Telecom shares held.

The record date for the demerger is 7.00pm (NZ time) on 25 November 2011. All eligible Telecom Shareholders who hold Telecom shares then will be entitled to receive Chorus shares under the demerger.

Key dates – NZSX:

•	22 November – Last date Telecom shares trade on the NZSX with an entitlement to participate in the demerger

•	23 November – Ex date – first date Telecom shares trade on the NZSX without an entitlement to participate in the demerger

•	23 November – Chorus shares start trading on the NZSX on a deferred settlement basis

•	25 November – Chorus shares commence trading on the NZSX on a normal settlement basis.

Key dates – ASX:

•	18 November – Last date Telecom shares trade on the ASX with an entitlement to participate in the demerger

•	21 November – Ex date – first date Telecom shares trade on the ASX without an entitlement to participate in the demerger

•	21 November – Chorus shares begin trading on the ASX on a deferred settlement basis

•	1 December – Chorus shares begin trading on a normal settlement basis on the ASX

Key dates – NYSE:

•	21 November – Last date Telecom ADSs can be issued (until 28 November 2011)

•	21 November – Ex-date for Telecom ADSs trading on the NYSE

•	23 November – ADSs record date

•	On or about 30 November – Chorus ADSs allocated to registered holders which will be traded on the over-the-counter (OTC) market

ENDS

For media enquiries, please contact:

Ian Bonnar

Corporate Communications Manager

+64 (0)27 215 7564

For investor relations queries, please contact:

Stefan Knight

Head of Investor Relations

+64 (0) 27 252 9438